Exhibit 99.1

Gamida Cell ltd. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Statements of Financial Position	2 – 3

Interim Consolidated Statements of Comprehensive Loss	4

Interim Consolidated Statements of Changes in Equity	5 – 7

Interim Consolidated Statements of Cash Flows	8 – 9

Notes to Interim Consolidated Financial Statements	10 – 15

- - - - - - - - - - - - - -

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30		December 31,
	2020	2019	2019
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$88,638	$37,078	$41,838
Available-for-sale financial assets	-	4,618	13,559
Prepaid expenses and other current assets	2,241	886	1,306

Total current assets	90,879	42,582	56,703

NON-CURRENT ASSETS:
Property, plant and equipment, net	14,204	3,437	6,298
Right-of-use assets	7,490	6,157	5,133
Other assets	642	1,355	641

Total non-current assets	22,336	10,949	12,072

Total assets	$113,215	$53,531	$68,775

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,		December 31,
	2020	2019	2019
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,738	$2,121	$1,164
Employees and payroll accruals	3,187	2,753	3,443
Current maturities of lease liabilities	2,145	1,945	1,870
Accrued expenses and other payables	5,509	2,699	4,918

Total current liabilities	13,579	9,518	11,395

NON-CURRENT LIABILITIES:
Liabilities presented at fair value	4,551	7,654	5,221
Employee benefit liabilities, net	773	274	773
Lease liabilities	5,946	4,627	4,101
Liability to Israel Innovation Authority (IIA)	13,816	10,906	12,302

Total non-current liabilities	25,086	23,461	22,397

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 shares at June 30, 2020 and 2019 (unaudited) and December 31, 2019; Issued and outstanding: 49,471,817 and 25,606,423 shares at June 30, 2020 and 2019 (unaudited) and 33,670,926 shares at December 31, 2019, respectively	137	69	92
Share premium	304,175	199,402	238,992
Capital reserve due to actuarial gains	(541)	(160)	(541)
Available-for-sale reserve	-	(1)	4
Accumulated deficit	(229,221)	(178,758)	(203,564)

Total shareholders’ equity	74,550	20,552	34,983

Total liabilities and shareholders’ equity	$113,215	$53,531	$68,775

The accompanying notes are an integral part of the interim consolidated financial statements.

, 2020
Date of approval of the	Julian Adams	Shai Lankry
financial statements	Director and Chief Executive Officer	Chief Financial Officer

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Operating expenses:
Research and development, net	$17,198	$14,536	$9,319	$7,253	$31,462
Commercial activities	2,497	2,090	1,029	1,092	4,692
General and administrative	5,490	5,267	2,496	2,452	12,091

Operating loss	25,185	21,893	12,844	10,797	48,245

Finance expense	1,366	1,604	2,320	1,336	3,325
Finance income	(894)	(14,052)	(109)	(18,169)	(17,149)

Loss before taxes on income	25,657	9,445	15,055	(6,036)	34,421
Taxes on income (benefit)	-	100	-	74	(70)

Net loss (income)	25,657	9,545	15,055	(5,962)	34,351

Other comprehensive loss (income):

Items that will be reclassified subsequently to profit or loss:
Actuarial net loss of defined benefit plans	-	83	-	-	464
Changes in the fair value of available for sale financial assets	4	(42)	-	(9)	(47)

Total comprehensive loss (income)	$25,661	$9,586	$15,055	$(5,971)	$34,768

Net loss (income) per share:
Basic loss (income) per share	$0.69	$0.38	$0.37	$(0.23)	$1.17

Diluted loss per share	$0.69	$0.87	$0.37	$0.44	$1.69

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	Premium	reserve	losses	deficit	equity

Balance as of January 1, 2020	33,670,926	$92	-	$-	$238,992	$4	$(541)	$(203,564)	$34,983

Net loss	-	-	-	-	-	-	-	(25,657)	(25,657)
Other comprehensive loss	-	-	-	-	-	(4)	-	-	(4)

Total comprehensive loss	-	-	-	-	-	(4)	-	(25,657)	(25,661)
Exercise of options	467,557	1	-	-	146	-	-	-	147
Issuance of ordinary shares in a secondary offering, net of issuance expenses of $1,000	15,333,334	44	-	-	63,816	-	-	-	63,860
Share-based compensation	-	-	-	-	1,221	-	-	-	1,221

Balance as of June 30, 2020 (unaudited)	49,471,817	$137	-	$-	$304,175	$-	$(541)	$(229,221)	$74,550

	Ordinary shares		Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	Premium	reserve	losses	deficit	equity

Balance as of January 1, 2019	24,930,736	$67	-	$-	$193,953	$(43)	$(77)	$(169,213)	$24,687

Net loss	-	-	-	-	-	-	-	(9,545)	(15,507)
Other comprehensive (loss) income	-	-	-	-	-	42	(83)	-	(50)

Total comprehensive (loss) income	-	-	-	-	-	42	(83)	(9,646)	(15,557)
Exercise of options	466,375	1			116				117
Exercise of warrants	209,312	1	-	-	2,923	-	-	-	2,924
Share-based compensation	-	-	-	-	2,410	-	-	-	2,410

Balance as of June 30, 2019 (unaudited)	25,606,423	$69	-	$-	$199,042	$(1)	$(160)	$(178,758)	$20,552

*)	represents an amount lower than 1 USD

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of April 1, 2020 (unaudited)	33,696,582	$92	-	$-	$239,897	$-	$(541)	$(214,166)	$25,282

Net Loss	-	-	-	-	-	-	-	(15,055)	(15,055)
Other comprehensive loss	-	-	-	-	-	-	-	-	-

Total comprehensive loss	-	-	-	-	-	-	-	(15,055)	(15,055)
Exercise of options	441,901	1	-	-	140	-	-	-	141

Issuance of ordinary shares in a secondary offering, net of issuance expenses of $1,000	15,333,334	44	-	-	63,816	-	-	-	63,860
Share-based compensation	-	-	-	-	322	-	-	-	322

Balance as of June 30, 2020 (unaudited)	49,471,817	$137	-	$-	$304,175	$-	$(541)	$(229,221)	$74,550

	Ordinary shares		Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of April 1, 2019 (unaudited)	25,140,048	$68	-	$-	$197,967	$(10)	$(160)	$(184,720)	$13,145

Net income	-	-	-	-	-	-	-	5,962	5,962
Other comprehensive income	-	-	-	-	-	9	-	-	9

Total comprehensive income	-	-	-	-	-	9	-	5,962	5,971
Exercise of options	466,375	1	-	-	116	-	-	-	117
Share-based compensation	-	-	-	-	1,319	-	-	-	1,319

Balance as of June 30, 2019 (unaudited)	25,606,423	$69	-	$-	$199,402	$(1)	$(160)	$(178,758)	$20,552

*)	Represents an amount lower than 1 USD.

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available- for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of January 1, 2019	24,930,736	$67	-	$-	$193,953	$(43)	$(77)	$(169,213)	$24,687

Net loss	-	-	-	-	-	-	-	(34,351)	(34,351)
Other comprehensive (loss) income	-	-	-	-	-	47	(464)	-	(417)

Total comprehensive (loss) income	-	-	-	-	-	47	(464)	(34,351)	(34,768)

Issuance of ordinary shares in a secondary offering, net of issuance expenses of $694	8,050,000	23	-	-	37,117	-	-	-	37,140
Exercise of options	480,878	1	-	-	131	-	-	-	132
Exercise of warrants	209,312	1	-	-	2,923	-	-	-	2,924
Share-based compensation	-	-	-	-	4,868	-	-	-	4,868

Balance as of December 31, 2019	33,670,926	$92	-	$-	$238,992	$4	$(541)	$(203,564)	$34,983

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
Cash flows from operating activities:

Net (loss) income	$(25,657)	$(9,545)	$(15,055)	$5,962	$(34,351)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Adjustments to the profit or loss items:

Depreciation of property, equipment and right-of-use assets	1,106	1,245	556	703	2,143
Financial income, net	(260)	(569)	(128)	(378)	(775)
Cost of share-based compensation	1,221	2,410	322	1,319	4,868
Change in employee benefit liabilities, net	-	8	-	(3)	126
Amortization of premium on available-for-sale financial asses	4	101	-	51	184
Revaluation of financial derivatives	(670)	(13,471)	1,778	(17,378)	(15,904)
Revaluation of liability to IIA	1,315	1,199	593	631	2,531

	2,716	(9,077)	3,121	(15,055)	(6,827)
Changes in asset and liability items:

Decrease (increase) in prepaid expenses, other current assets and other assets	(1,065)	117	(607)	(292)	(150)
Increase (decrease) in trade payables	1,574	244	(360)	1,088	(821)
Increase (decrease) in accrued expenses and other payables	(624)	162	2,472	141	2,807

	(115)	523	1,505	937	1,836

Cash received during the period for:

Interest received	357	830	9	309	1,546
Interest paid	(80)	(51)	(33)	(23)	(134)

	277	779	(24)	286	1,412

Net cash used in operating activities	(22,779)	(17,320)	(10,453)	(7,870)	(37,930)

Cash flows from investing activities:

Purchase of property, plant and equipment	(7,109)	(878)	(4,990)	(528)	(3,055)
Purchase of marketable securities	-	-	-	-	(32,021)
Proceed from sale of marketable securities	13,551	15,740	-	1,847	-
Proceed from maturity of marketable securities	-	-	-	-	38,742

Net cash provided by (used in) investing activities	$6,442	$14,862	$(4,990)	$1,319	$3,666

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited

Cash flows from financing activities:

Receipt of grants from the IIA	$200	$167	$147	$167	$224
Proceeds from secondary offering, net	63,860	(346)	63,860	(108)	37,140
Proceeds from issuance of shares, initial public offering (payment of issuance expenses), net					(238)
Payment of lease liabilities	(1,122)	(764)	(335)	(324)	(1,529)
Exercise of options	147	117	141	117	132

Net cash (used in) provided by financing activities	63,085	(826)	63,813	(148)	35,729

Exchange differences on balances of cash and cash equivalents	52	90	(24)	28	101

Increase (decrease) in cash and cash equivalents	46,800	(3,194)	48,346	(6,671)	1,566
Cash and cash equivalents at beginning of period	41,838	40,272	40,292	43,749	40,272

Cash and cash equivalents at end of period	$88,638	$37,078	$88,638	$37,078	$41,838

Supplemental disclosure of non-cash financing activities:

Significant non-cash transactions:

Exercise of warrants liabilities to equity	$-	$2,924	$-	$-	$2,924

Increase in other assets on credit	$-	$(592)	$-	$(592)	$-

Purchase of property, plant and equipment on credit	$960	$(400)	$960	$(400)	$1,255

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Gamida Cell Ltd. (the “Company”), founded in 1998, is an advanced cell therapy company committed to finding cures for patients with blood cancers and serious blood diseases and develops novel curative treatments using stem cells and natural killer (NK) cells.

b.	The Company has created a novel NAM-based cell expansion platform that is designed to enhance the number and functionality of allogenic donor cells. This proprietary therapeutic platform may enable the development of therapies with the potential to improve treatment outcomes beyond what is possible with current donor-derived therapies.

The lead product candidate, omidubicel, is an advanced cell therapy in development as a potential life-saving treatment option for patients in need of a bone marrow transplant (BMT). In May 2020, the Company reported that omidubicel met its primary endpoint in an international, randomized, multi-center Phase 3 clinical study in 125 patients with high-risk hematologic malignancies undergoing bone marrow transplant and who had no available matched donor. The study evaluated the safety and efficacy of omidubicel compared to standard umbilical cord blood. BMT with a graft derived from bone marrow or peripheral blood cells of a matched donor is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched donor.

Omidubicel is the first bone marrow transplant product to receive Breakthrough Therapy Designation from the U.S. Food and Drug Administration and has received orphan drug designation in the U.S. and in Europe.

In addition to omidubicel, the Company is developing GDA-201, an investigational NK cell-based cancer immunotherapy to be used in combination with standard-of-care therapeutic antibodies. NK cells have potent anti-tumor properties and have the advantage over other oncology cell therapies of not requiring genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies. GDA-201 is currently in an investigator-sponsored Phase 1/2 study for the treatment of relapsed or refractory non-Hodgkin lymphoma (NHL) and multiple myeloma (MM). In December 2019, the Company reported preliminary data at the Annual Meeting of the American Society of Hematology, or ASH, which was subsequently updated by means of an abstract published by The European Society for Blood Marrow Transplantation, or EBMT. The data from the first 25 patients demonstrated that GDA-201 was clinically active and generally well tolerated. Among the eleven patients with NHL, seven achieved a complete response and one achieved a partial response.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	The Company is devoting substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company’s accumulated deficit as of June 30, 2020 is $229,221 and negative cash flows from operating activities during the six month period ended June 30, 2020 is $22,779. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The interim consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern. The Company requires additional financing in order to continue to fund its current operations and pay existing and future liabilities.

d.	On July 1, 2019, the Company closed a follow-on offering of its ordinary shares on the Nasdaq Global Market, which resulted in the sale of 7,000,000 ordinary shares at a public offering price of $5.00 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 1,050,000 additional shares at a public offering price of $5.00 per share, and exercised in full their option to purchase such shares. The exercise of the underwriters’ option closed on July 8, 2019. The Company received net proceeds from the offering of $37,140 (net of issuance costs and underwriting discounts of $3,110).

e.	On May 21, 2020, the Company closed a second follow-on offering of its ordinary shares on the Nasdaq Global Market, which resulted in the sale of 13,333,334 ordinary shares at a public offering price of $4.50 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 2,000,000 additional shares at a public offering price of $4.50 per share, and exercised in full their option to purchase such shares. The exercise of the underwriters’ option closed on May 26, 2020. The Company received net proceeds from the offering of $63,860 (net of issuance costs and underwriting discounts of $5,140).

f.	Definitions:

In these financial statements:

The Company	-	Gamida Cell Ltd. and its subsidiary

Subsidiary		Gamida Cell Inc. incorporated in 2000 and intended to focus on sales and marketing upon product approval.

Related parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The accompanying unaudited interim consolidated financial statements as of June 30, 2020 and for the six and three months periods ended June 30. 2020 and 2019 have been prepared in accordance with IAS 34 “Interim Financial Reporting” for interim financial information.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019 and their accompanying disclosures.

The interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2020.

b.	The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019.

c.	Leases:

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Offices and labs	Vehicles	Production Plant	Total	Lease liabilities

As of January 1, 2020	$934	$175	$4,024	$5,133	$5,971

Depreciation expense	(607)	(75)	(261)	(943)	-
Interest expense	-	-	-	-	19
Additions	3,282	63	-	3,345	3,345
Disposals	-	(16)	-	(16)	(13)
Adjustments for indexation	-	-	(29)	(29)	(29)
Payments	-	-	-	-	(1,202)

As of June 30, 2020 (unaudited)	$3,609	$147	$3,734	$7,490	$8,091

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHARE-BASED PAYMENT

The total compensation cost related to all of the Company’s equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Research and development	$613	$736	$419	$507	$1,600
Commercial activities	(177)	634	(355)	434	879
General and administrative	785	1,040	258	378	2,389

	$1,221	$2,410	$322	$1,319	$4,868

The Company estimates the fair value of stock options granted using the Binominal option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The following table lists the inputs to the Binomial option pricing model used for the fair value measurement of equity-settled share options for the following periods:

Based on the above inputs, the fair value of the options was determined at $2.65 - $11.01 at the grant dates during 2020 and 2019.

	June 30,		December 31,
	2020	2019	2019
	Unaudited

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	76%	88%-95%	78%-84%
Risk-free interest rate (%)	0.6	2.52-2.7	1.92-2.63

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHARE-BASED PAYMENT (Cont.)

Movement during the periods:

	Six months ended June 30,				Year ended December 31,
	2020		2019		2019
	Unaudited		Unaudited
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		USD		USD		USD
Outstanding at beginning of period	3,405,188	$4.76	3,197,616	$3.07	3,197,616	3.07
Granted during the period	621,200	4.68	544,800	10.93	790,300	8.82
Expired during the period	(10,938)	8.00	-	-	39,094	5.21
Exercised during the period	(467,557)	0.31	(466,375)	0.25	480,878	0.27
Forfeited during the period	(211,482)	8.23	-	-	62,756	6.16

Share options outstanding at end of period	3,336,411	5.14	3,276,041	4.78	3,405,188	4.76

Share options exercisable at end of period	1,973,898	$3.01	1,438,658	$2.16	1,865,572	2.68

As of June 30, 2020, there is $3,185 of total unrecognized cost related to non-vested share based compensation that is expected to be recognized over a period of up to four years.

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE

a.	Warrants to purchase Company’s shares:

The Company measured the fair value of the warrants by using the Option Pricing Method utilized in a Black- Scholes simulation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected time until liquidation. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected time until liquidation is the maximum contractual term of the warrants. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

	June 30,		December 31,
	2020	2019	2019
	Unaudited

Risk-free interest rate	0.2%	1.71%	1.7%
Expected volatility	76%	80%	80%
Expected life (in years)	2	3	2.5
Expected dividend yield	0	0	0

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LIABILITIES PRESENTED AT FAIR VALUE (Cont.)

b.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of financial derivatives

Balance at January 1, 2020	$5,221

Revaluation of financial derivatives	(670)

Balance at June 30, 2020 (unaudited)	$4,551

NOTE 5:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Six months ended June 30, 2020		Three months ended June 30, 2020
	Unaudited		Unaudited
	Weighted Number of Shares	Loss Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company

For the computation of basic and diluted loss	37,141,582	$25,477	49,589,719	$14,875

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